Filed Pursuant to Rule 433

Registration No. 333-164617

April 15, 2010

Relating to Prospectus Supplement

Dated April 9, 2010

to Prospectus

Dated April 9, 2010

Republic of Peru

FOR IMMEDIATE RELEASE

Republic of Peru Announces Preliminary Results of Invitations to Owners of Eligible Bonds to Tender for Cash or Exchange Into 8.75% U.S. Dollar-Denominated Global Bonds Due 2033

Lima, Peru, April 15, 2010. The Republic of Peru (“Peru”), in accordance with its previously-announced invitations (the “Invitations”) to holders of its 9.125% USD-Denominated Global Bonds due 2012 (the “2012 Bonds”), 7.500% EUR-Denominated Global Bonds due 2014 (the “2014 Bonds”), 9.875% USD-Denominated Global Bonds due 2015 (the “2015 Bonds”), and 8.375% USD-Denominated Global Bonds due 2016 (the “2016 Bonds” and, together with the 2012 Bonds, the 2014 Bonds and the 2015 Bonds, the “Eligible Bonds”) to submit one or more offers to exchange any and all Eligible Bonds for 8.75% U.S. Dollar-Denominated Global Bonds due 2033 (the “2033 Bonds”) and/or tender Eligible Bonds for cash, hereby announces the following preliminary results of the Exchange Offer and Cash Tender Offer that were the subject of the Invitations:

(A) With respect to each series of Eligible Bonds tendered in the Invitations, the following chart details the aggregate principal amount of such series outstanding prior to the Invitations, the aggregate principal amount of such series accepted pursuant to the Invitations and the aggregate principal amount of such series to be outstanding following settlement of the Invitations:

Series of Eligible Bonds	ISIN	Aggregate Principal Amount Outstanding Prior to Invitations	Aggregate Principal Amount Accepted Pursuant to Invitations	Aggregate Principal Amount to be Outstanding Following Invitations
2012 Bonds	US715638AL65 USP87324AA07 US715638AK82	U.S.$399,264,000 U.S.$2,298,000 U.S.$50,000	U.S.$87,996,000 U.S.$1,344,000 U.S.$50,000	U.S.$311,268,000 U.S.$954,000 U.S.$0
2014 Bonds	XS0203281182	€650,000,000	€359,278,000	€290,722,000
2015 Bonds	US715638AN22	U.S.$750,000,000	U.S.$471,490,000	U.S.$278,510,000
2016 Bonds	US715638AQ52	U.S.$1,332,895,000	U.S.$751,791,000	U.S.$581,104,000

Total	—	U.S.$3,365,907,000	U.S.$1,799,851,968	U.S.$1,566,055,032

(B) With respect to each series of Eligible Bonds tendered in the Exchange Offer, the following chart details the aggregate principal amount of such series accepted in the Exchange Offer and the aggregate principal amount of 2033 Bonds to be issued in exchange for such series in the Exchange Offer:

Series of Eligible Bonds	ISIN	Aggregate Principal Amount Accepted in Exchange Offer	Aggregate Principal Amount of 2033 Bonds Issued in Exchange Offer
2012 Bonds	US715638AL65 USP87324AA07 US715638AK82	U.S.$11,807,000 U.S.$31,000 U.S.$0	U.S.$9,932,000 U.S.$26,000 U.S.$0
2014 Bonds	XS0203281182	€254,798,000	U.S.$298,190,000
2015 Bonds	US715638AN22	U.S.$407,814,000	U.S.$386,282,000
2016 Bonds	US715638AQ52	U.S.$620,121,000	U.S.$566,402,000

Total	—	U.S.$1,385,279,088	U.S.$1,260,832,000

(C) With respect to each series of Eligible Bonds tendered in the Cash Tender Offer, the following chart details the aggregate principal amount of such series accepted in the Cash Tender Offer and the amount of cash to be exchanged for such series of Eligible Bonds tendered in the Cash Tender Offer:

Series of Eligible Bonds	ISIN	Aggregate Principal Amount Accepted in Cash Tender Offer	Cash to be Exchanged in Cash Tender Offer
2012 Bonds	US715638AL65 USP87324AA07 US715638AK82	U.S.$76,189,000 U.S.$1,313,000 U.S.$50,000	U.S.$87,084,789 U.S.$1,500,772 U.S.$57,151
2014 Bonds	XS0203281182	€104,480,000	€122,468,322
2015 Bonds	US715638AN22	U.S.$63,676,000	U.S.$81,928,089
2016 Bonds	US715638AQ52	U.S.$131,670,000	U.S.$163,362,969

Total	—	U.S.$414,572,880	U.S.$500,000,813

(D) The 2033 Bond Issue Price is U.S.$1,319.71, the 2033 Bond Benchmark Rate is 4.720% and the 2033 Reopen Spread is 144bps.

(E) For each series of Eligible Bonds, the relevant Benchmark Rate and Eligible Bond Price are listed below, along with the relevant Exchange Ratio for each series of Eligible Bonds accepted in the Exchange Offer and the proration factor for each series of Eligible Bonds accepted in the Cash Tender Offer:

Series of Eligible Bonds	Benchmark Rate	Eligible Bond Spread	Eligible Bond Price	Exchange Ratio	Proration Factor (% accepted)
2012 Bonds	1.024%	10bps	U.S.$1,143.01	0.8416	100
2014 Bonds	2.259%	102bps	€1,172.17	1.1703	25
2015 Bonds	2.554%	77bps	U.S.$1,286.64	0.9474	25
2016 Bonds	3.001%	85bps	U.S.$1,240.70	0.9135	30

Peru has determined that it received offers to tender Eligible Bonds for cash in excess of the Aggregate Tender Purchase Price and that, while Peru will accept approximately 90.1% of all Eligible Bonds tendered in the Invitations, proration will occur in the Cash Tender Offer for each series of Eligible Bonds except the 2012 Bonds. Accordingly, for each series of Eligible Bonds other than the 2012 Bonds tendered for cash by a holder, Peru will accept from that holder only the percentage noted under “Proration Factor” in the table above, with Small Holders receiving priority. Appropriate adjustments will be made so that purchases will be made in integral multiples of U.S.$1,000 (or, in the case of the 2014 Bonds, €1,000). A holder’s Eligible Bonds not accepted for purchase will not be subject to acceptance and settlement under the Invitations unless (i) the aggregate principal amount of that holder’s Eligible Bonds not accepted for purchase meets the Threshold Exchange Amount and (ii) that holder elected in the electronic submission of its offer to automatically retender its unaccepted Eligible Bonds for 2033 Bonds.

The Invitations expired yesterday at 5:00 P.M. (New York City Time). Settlement of the Invitations is expected to occur on April 29, 2010. All amounts set forth herein are to be considered preliminary, approximate values, subject to change. Unless otherwise noted, values in U.S. dollars for the 2014 Bonds were calculated using the EUR/USD Exchange Rate, which was calculated as 1.3560. Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the prospectus supplement related to the Invitations dated April 9, 2010.

The Information and Exchange Agent for the Invitations is:

Bondholder Communications Group

Attn: Ruth Perez

E-mail: rperez@bondcom.com

Website: www.bondcom.com/rop

In New York: 30 Broad St., 46th floor New York, NY 10004 Tel: +1 212 809 2663 Fax: +1 212 437 9827	In London: 28 Throgmorton St., 1st floor London EC2N 2AN Tel: +44 (0) 20 7382 4580 Fax: +44 (0) 20 7067 9239

The Joint Dealer Managers for the Invitations are:

Barclays Capital Inc.

745 Seventh Avenue

New York, New York, 10019

Attention: Liability Management

In the United States, call toll free:

+1 (800) 438-3242

Outside the United States, call:

+1 (212) 528-7581

+44 (0) 20 7773-5484

E-mail: liability.management@barcap.com

HSBC Securities (USA) Inc.

452 Fifth Avenue

New York, New York, 10018

Attention: Global Liability Management Group

In the United States, call toll free:

+1 (888) HSBC-4LM

Outside the United States, call:

+1 (212) 525-5552

+44 (0) 20 7991-5874

E-mail: liability.management@hsbcib.com

The prospectus supplement and the prospectus comprising the Invitations are available from the SEC’s website at www. sec.gov/Archives/edgar/data/77694/000119312510080025/d424b5.htm.

Peru has filed a registration statement (including the prospectus supplement and the prospectus) with the SEC for the offering to which this communication relates. Before you participate or invest, you should read the prospectus in that registration statement and other documents Peru has filed with the SEC for more complete information about Peru and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Information and Exchange Agent will arrange to send you the prospectus supplement and the prospectus if you request it by calling it at the numbers specified above.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be a sale of the securities referenced in this communication in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

The distribution of materials relating to the Invitations, and the transactions contemplated by the Invitations, are restricted by law in certain jurisdictions. If materials relating to the Invitations come into your possession, you are required by Peru to inform yourself of and to observe all of these restrictions. The materials relating to the Invitations do not constitute, and may not be used in connection with, an offer or solicitation in any place where offers or solicitations are not permitted by law. If a jurisdiction requires the Invitations to be made by a licensed broker or dealer and either dealer manager or any affiliate of a dealer manager is a licensed broker or dealer in that jurisdiction, the Invitations shall be deemed to be made by such dealer manager or affiliate on behalf of Peru in such jurisdiction.

Offers to exchange Eligible Bonds for 2033 Bonds in Belgium may only be submitted for a total consideration of at least €50,000 per investor in accordance with article 3 of the law of 16 June 2006 on the public offer of investment instruments and the admission of investment instruments to trading on a regulated market. Neither the Invitation Materials nor any other documents or materials relating to the Invitations have been and will not be notified to or approved by the Belgian Banking, Finance and Insurance Commission (Commission Bancaire, Financière et des Assurances/Commissie voor het Bank, Financie en Assurantiewezen).

The Invitations and the Invitation Materials have not been, and will not be, registered with the Comisión Nacional Supervisora de Empresas y Valores (the Peruvian Securities and Exchange Commission).

The Invitations do not constitute an offer or sale of the 2033 Bonds to the public in the Grand Duchy of Luxembourg (“Luxembourg”), directly or indirectly, and neither the Invitation Materials nor any offering circular, prospectus, form of application, advertisement, communication or other material may be distributed, or otherwise made available in, or from or published in, Luxembourg, except (i) for the sole purpose of the admission to trading of the 2033 Bonds on the Euro MTF market of the Luxembourg Stock Exchange and listing of the 2033 Bonds on the Official List of the Luxembourg Stock Exchange and (ii) in circumstances which do not constitute an offer of securities to the public pursuant to the provisions of the Luxembourg Act dated 10 July 2005 relating to prospectuses for securities, including, without limitation, the 2033 Bonds being offered in Luxembourg to investors who acquire the 2033 Bonds for a total consideration of at least €50,000 (or the equivalent amount in another currency) per investor, for each separate offer.

Contact information:	Ruth Perez
Bondholder Communications Group
30 Broad Street, 46th floor
New York, NY 10004
Tel. +1 212 809 2663
rperez@bondcom.com

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or other notice was automatically generated as a result of this communication being sent via Bloomberg or another email system.

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